UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 24, 2022

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K (this “Amendment”) amends the Report of Foreign Private Issuer on Form 6-K originally filed by VivoPower International PLC (the “Company”) on February 24, 2022 (the “Original Form 6-K”). The purpose of this Amendment is to include the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended December 31, 2021 and 2020 and to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below which was inadvertently omitted from the Original Form 6-K.

This Amendment, including the exhibits hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-227810 and 333-251546) and on Form F-3 (Registration Number 333-251304) and to be a part thereof from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibits.

Exhibit No.	Description
99.1*	Press Release
*Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 10, 2022

VivoPower International PLC

By:	/s/ James Tindal-Robertson
James Tindal-Robertson
Group Finance Director